Exhibit 99.2

Appendix 3Z

Final Director’s Interest Notice

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Rule 3.19A.3

Appendix 3Z

Final Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.

Name of entity Genetic Technologies Limited
ABN 009 212 328

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of director	Robert John Edge
Date of last notice	Unknown
Date that director ceased to be director	17 November 2006

Part 1 – Director’s relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Number & class of securities
500,000 options exercisable at $0.48 each, subject to the terms of the Staff Share Plan.

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+ See chapter 19 for defined terms.

Appendix 3Z Page 1	11/3/2002

Appendix 3Z

Final Director’s Interest Notice

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Part 2 – Director’s relevant interests in securities of which the director is not the registered holder

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest	Number & class of securities

Part 3 – Director’s interests in contracts

Detail of contract
Nature of interest
Name of registered holder (if issued securities)
No. and class of securities to which interest relates

Dated: 17 November 2006

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+ See chapter 19 for defined terms.

Appendix 3Z Page 2	11/3/2002